UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Exact name of registrant as specified in its charter)

1540-800 West Pender Street
Vancouver, British Columbia V6C 2V6, Canada
Telephone No.: (604) 568-2496
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Without Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 154

Pursuant to the requirements of the Securities Exchange Act of 1934, Argentex Mining Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 3, 2016	By:	/s/Jeff Finkelstein
Jeff Finkelstein
Chief Financial Officer